Amendment No. 3 to
                                                     SEC File No. 70-8913

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                           GPU INTERNATIONAL, INC. ("GPUI")
                                 One Upper Pond Road
                            Parsippany, New Jersey  07054
                      (Name of company filing this statement and
                       address of principal executive offices)

                                     GPU, INC. ("GPU")
             (Name of top registered holding company parent of applicant)

          M. A. Nalewako, Secretary          W. S. Greengrove, Secretary
          M. J. Connolly, Esq., Assistant    GPU International, Inc.
            General Counsel                  One Upper Pond Road
          GPU Service, Inc.                  Parsippany, New Jersey  07054
          100 Interpace Parkway
          Parsippany, New Jersey  07054

                              Douglas E. Davidson, Esq.
                              Berlack, Israels & Liberman LLP
                              120 West 45th Street
                              New York, New York  10036



                     (Names and addresses of agents for service)





                    GPUI  hereby amends  its  Application on  Form U-1,  as

          heretofore amended, docketed in SEC File No. 70-8913, as follows:

                    1.   By revising  paragraphs A and B  of Item 1 thereof

          to read in their entirety as follows:

                    A.   GPUI (formerly known as Energy Initiatives, Inc.),

          a  direct wholly owned subsidiary of GPU, is primarily engaged in the  business  of  developing, owning  and  operating generation,

          transmission and distribution facilities in the United States and

          in  foreign countries  and  related activities.   GPUI  proposes,

          directly or through a direct or indirect wholly owned  subsidiary

          ("Subsidiary"), to  invest  in an  enterprise (the  "Enterprise")

          with one  or  more  unaffiliated  entities for  the  purposes  of developing,  manufacturing  and  marketing stationary  electrical power systems  employing fuel  cell technology ("Stationary  Fuel

          Cell Power Systems").

                    A fuel cell is  an electrochemical device that produces

          electricity directly without  combustion, cleanly  and with  high

          efficiency.   In  a fuel  cell, hydrogen  fuel  (in pure  form or

          obtained  from natural gas or methanol) and oxygen (from the air)

          are  combined to produce electricity,  heat and water.   Unlike a

          battery,  a fuel cell does not require recharging, as it provides

          power  as  long as  fuel is  supplied.   By  contrast, combustion

          engines  operate by burning fuel  to create heat,  turn heat into

          mechanical  energy  and  convert  this   mechanical  energy  into

          electric power.  These  multiple processes,  however,  result  in lower efficiency and create more pollution.

                    GPUI  thus  believes that  Stationary  Fuel Cell  Power

          Systems can become  an attractive low  emission source of  power,

          for  both  utility  and   non-utility  applications.    As  such,





          Stationary Fuel Cell Power Systems could be utilized by  electric distribution  companies, such  as the  GPU Energy  companies, and their  commercialization could  generate additional  revenues and earnings for the GPU System.

                    B.   GPUI   has   been    holding   discussions    with

          representatives  of a  company (the  "Developer") which  has been engaged  for  several years  in  the business  of  developing and marketing fuel cell-based  power systems with a primary  focus on

          certain limited applications.   The Developer and  GPUI have also

          determined that there exists  an accessible market for Stationary

          Fuel  Cell Power  Systems, i.e.,  systems having  a more  or less fixed  situs.  This market would include, among other things, so-

          called   "remote"  or  "distributed  generation".    "Distributed

          generation" is  commonly considered  to include electrical  power generating systems  which are  smaller than the  typical utility-

          owned  central generating  station  and are  used as  stand-alone systems at the  point of  use to power  a particular  residential commercial or industrial site or to address a specific, localized utility need by providing supplemental power to the utility grid.

          Use of distributed generation can defer expansion of transmission

          and  distribution  systems,  reduce   line  losses  and   improve

          reliability and power quality.  It is expected that power systems of 1 kw or more  would be within the business of  the Enterprise,

          although  smaller systems  might  also be  included  if they  are otherwise consistent with the concept of "stationary" systems.

                    The Developer has spent several years and  considerable

          amounts  in developing  its fuel  cell technology  and commercial

          applications  therefor.    GPUI  believes  that  the  Developer's
          stationary power  applications, which will be  encompassed within the  business of  the Enterprise,  are close  to moving  from the research and development stage to commercialization.  This belief is  based on  GPUI's  analysis of  the  technical status  of  the

          Developer's Stationary Fuel Cell Power System, as well as changes in the energy  marketplace discussed  below.  As  a result,  GPUI views  the pending  transaction as  an opportunity to  enter this business at  a time when much of the research and development has been completed  and commercialization is anticipated  in the near term.

                    The  potential  market for  Stationary Fuel  Cell Power

          Systems has been  evolving as  a result of,  among other  things,

          changes  related  to the  deregulation  of  the electric  utility

          industry.   Two  consequences of  these changes  are particularly

          relevant in this  context.   First, in light  of the  anticipated

          loss  of  a  guaranteed   customer  base,  utilities  (and  other

          electricity providers, such as  rural electric cooperatives) have been increasingly reluctant  to make  significant investments  in large base  load generating stations and  in expensive extensions

          of  their   transmission  and  distribution   systems.    Second,

          utilities  have  begun to  perceive  of  themselves as  not  just providers  of  basic electricity,  but  instead  as more  general providers of solutions for their customers' overall energy needs.

          Additionally, with the increasing deregulation of the electricity markets, a convergence of  gas and electric suppliers has  begun.

          There are now numerous  energy services providers with  access to natural  gas  supplies  who may  well  regard  fuel  cells as  an enabling technology to enter the electricity market.








                    Thus, utilities and  related energy services  companies

          are  expected to  be a  key component  of the  target  market for

          Stationary  Fuel  Cell Power  Systems.    Utilities are  expected

          either  to integrate  such Systems  into their  existing electric grid or  to provide power at a particular location, such as a new

          housing   development,  without   investing  in   expensive  line

          extensions.  In addition,  utilities are expected to  employ such

          Systems to meet their customers' demands for premium power, i.e.,

          power that is  free from the normal  disturbances and distortions of grid power.  Examples of such customers include  manufacturers of  high  end  electronic  equipment,  telecommunication  service providers and data centers.

                    Other  potential  customers include  direct  end users,

          i.e., self  generators, such  as shopping centers,  hospitals and multi-family dwellings.

                    Stationary Fuel Cell Power Systems are also expected to

          be  employed in the effort to electrify rural areas of developing countries  which are  located at  remote distances  from existing

          power grids.   Indeed, GPUI currently owns  interests in electric

          generating facilities in Bolivia and Colombia, which could become prime markets for such "remote generation" applications.

                    During the course of its due diligence analysis of this

          investment,  GPUI  has  reviewed, among  other  things,  publicly

          available  marketing  studies   and  proprietary  market  studies

          commissioned by the Developer and by GPUI itself.   GPUI has also

          reviewed technical and market  data concerning fuel cell products developed  and  compiled by  various  organizations  such as  the

          Electric Power  Research Institute, the Alliance to Commercialize






          Carbonate Technology, the Small Fuel Cell Commercialization Group

          and the Fuel Cell Users Group.

                    GPUI  understands  that   certain  competitors  of  the

          Developer have already begun marketing fuel cell-based stationary power  systems on a  commercial basis, and  that numerous systems have been  sold to date.  These commercial activities demonstrate the emerging commercial viability of these  products and the fuel cell power system concept.  At  the same time, GPUI believes that the  Developer's  Stationary  Fuel  Cell Power  System,  once  it reaches commercial  status, will have many  technical and pricing advantages  over  these  competing  systems,  thus providing  the

          Enterprise with an anticipated advantage over such competitors.

                    While recognizing that  no investment in  a development

          stage enterprise is risk free, based on all of the foregoing GPUI believes  that  there  is  a  significant  potential  market  for

          Stationary  Fuel  Cell  Power  Systems, and  that  the  potential returns from this investment are attractive.

                    2.   By revising  the first sentence of  paragraph C of

          Item 1 thereof to read in its entirety as follows:

                    GPUI  will  invest, directly  or  through  a direct  or

          indirect wholly  owned subsidiary, up  to $23.25  million in  the

          Enterprise (which amount includes the purchase price of two field test power plants to  be purchased by GPUI from  the Enterprise),

          from time to time through December 31, 2000.

                    3.   By revising paragraph F of Item  1 thereof to read

          in its entirety as follows:

                    F.  The authorization  requested herein with respect to

          the  acquisition  of  securities   of  a  Subsidiary  and/or  the






          Enterprise shall expire upon  the first to occur of  (i) December

          31,  2000 or (ii) the adoption by the Commission of proposed Rule

          58  (HCAR  No.  35-26313, June  20,  1995)  or  such other  rule,

          regulation or order  as shall exempt  the transactions as  herein proposed from Section 9(a) of the Act.

                    4.   By revising the second paragraph of Item 3 thereof

          to read in its entirety as follows:

                    It  is requested  that  GPUI be  authorized to  report,

          annually in an Exhibit to its Annual Report on Form  U-13-60, the

          following information:   (a) each  investment made by  GPUI in  a

          Subsidiary  or the  Enterprise during  the previous  year; (b)  a general description  of the activities  of the Enterprise  in the previous  year;  (c)  the  number  of  GPUI  employees  providing services to the Enterprise on a regular basis during the previous year;  and (d) the revenues and expenses of the Enterprise during

          the  previous year.    The  foregoing shall  be  in  lieu of  any

          certificates  of  completion  or  partial   completion  otherwise

          required  by  Rule  24  under  the  Act.    To  the  extent  such

          certificates  contain confidential  or  proprietary  business  or commercial information, confidential treatment under Rule 104 may be sought.




















                                      SIGNATURE



                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GPU INTERNATIONAL, INC.




                                        By:     /s/B. L. Levy

                                             B. L. Levy, President


          Date:  December 13, 1996